UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Exicure, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M309

(CUSIP Number)

Andy Yoo

Chief Executive Officer

HiTron Systems Inc.

99-13 Masan-Gil, Miyang-Myeon

Anseong-si, Gyeonggi-do

Korea 17601

+82-106-220-2280

with a copy to

Jeongseok Jay Yu, Esq.

Daniel S. Clevenger, Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30205M309	13D	Page 1 of 7 Pages

1.	Names of Reporting Persons. HiTron Systems Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 433,333
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 433,333
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 30205M309	Page 2 of 7 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Exicure, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2430 N. Halsted Street, Chicago, IL 60614.

Item 2. Identity and Background.

(a)-(c), (f) This Statement is being filed by HiTron Systems Inc., a South Korea corporation (the “Reporting Person”). The business address of the Reporting Person is 99-13 Masan-Gil, Miyang-Myeon, Anseong-si, Gyeonggi-do, Korea 17601. The principal business of the Reporting Person is designing, developing, and manufacturing advanced security and surveillance solutions. Its products include AI-enabled security cameras, recording solutions, and cybersecurity-compliant systems.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A.

(d) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.

On November 21, 2024, the Reporting Person purchased 433,333 shares of Common Stock (the “Shares”) at a purchase price of $3.00 per share, or approximately $1,300,000 in the aggregate, in a private placement pursuant to a Common Stock Purchase Agreement dated November 6, 2024 and signed on November 12, 2024 (the “Initial Purchase Agreement” and, such purchase, the “Initial Stock Purchase”). The Initial Stock Purchase was subject to certain closing conditions, including completion of overseas investment reporting obligations under the Korean Foreign Exchange Transactions Act and obtaining all regulatory approvals in accordance with Korean laws (the “Korean Regulatory Approval”). The Initial Stock Purchase was funded through the issuance of an aggregate of KRW 10,000,000,000 in convertible bonds of the Reporting Person to Widwin Investment Fund No. 72 (the “Convertible Bonds”), issued pursuant to a Convertible Bond Agreement dated September 6, 2024 (the “Convertible Bond Agreement”). The Convertible Bonds accrue interest at a rate of 2.9% per annum and mature on September 19, 2027. The Convertible Bonds are subject to early repayment at the option of the holder beginning September 19, 2025, and are convertible into shares of common stock of the Reporting Person at any time from September 19, 2025, through August 19, 2027 at a rate of 100% of the electronic registration amount claimed for exercise of conversion claim divided by KRW 901, as may be subject to adjustment in the case of specific events described in the Convertible Bonds.

CUSIP No. 30205M309	Page 3 of 7 Pages

The foregoing description of the Convertible Bonds does not purport to be complete and is qualified in its entirety by reference to the full text of the Convertible Bond Agreement, an English translation of which is incorporated by reference as an exhibit to this Statement.

Item 4. Purpose of Transaction.

The information set forth under Item 3 is incorporated herein by reference into this Item 4.

In addition to the Initial Purchase Agreement, on November 13, 2024, the Reporting Person entered into a second Common Stock Purchase Agreement with the Issuer (the “Second Purchase Agreement” and, together with the Initial Purchase Agreement, the “Purchase Agreements”), pursuant to which the Reporting Person agreed, subject to the satisfaction of certain conditions, to purchase from the Issuer an additional 2,900,000 shares of Common Stock at a purchase price of $3.00 per share, or $8,700,000 in the aggregate (the “Second Stock Purchase” and, together with the “Initial Stock Purchase,” the “Stock Purchases”). Among other conditions, the closing of the Second Stock Purchase is subject to approval of the stockholders of the Issuer and Korean Regulatory Approval.

The Shares reported on this Statement were acquired for investment purposes, and the Initial Purchase Agreement provides that the Issuer will use the proceeds from the Initial Stock Purchase for purposes of acquiring GPCR Therapeutics USA, Inc. The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, the Reporting Person may at any time and from time to time, subject to compliance with the terms of the Purchase Agreements, including the lock-up restrictions described below, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Person now owns, expects to acquire in the Second Stock Purchase, or otherwise may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Purchase Agreements. In addition, the Reporting Person may engage in discussions with management and members of the board of directors of the Issuer (the “Issuer Board”) regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Person may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

CUSIP No. 30205M309	Page 4 of 7 Pages

The Reporting Person may have the ability, as a result of its holding the Shares, to influence or determine the vote with respect to significant matters involving the Issuer, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and such ability to influence or determine the vote with respect to significant matters involving the Issuer will increase if the Second Stock Purchase closes. In addition, pursuant to the Initial Purchase Agreement, on November 21, 2024, the Reporting Person nominated, and the Issuer Board appointed, each of Andy Yoo, the Chief Executive Officer of the Reporting Person, and Seung Ik Baik, to the Issuer Board, and the Issuer appointed Mr. Yoo to serve as the Issuer’s Chief Restructuring Officer. In the event that the Second Stock Purchase closes, pursuant to the Second Purchase Agreement, the Reporting Person will have the right to nominate, and the Issuer has agreed to take all necessary actions to appoint, a number of directors substantially equivalent to the Reporting Person’s proportional equity ownership of shares of Common Stock of the Issuer. Any of these individuals may, individually or together, have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Certain plans or proposals may from time to time be discussed or considered by the directors or executive officers of the Issuer, in each of their fiduciary capacities as a director or executive officer of the Issuer.

Pursuant to the Purchase Agreements, the Reporting Person is subject to a 90-day lock-up period with respect to shares of Common Stock commencing from the date of closing of the Initial Stock Purchase and the Second Stock Purchase, as applicable.

Except as set forth above in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer.

The information set forth under Item 3 and the cover page of this Statement is incorporated herein by reference into this Item 5.

The percentage of beneficial ownership reported in this Item 5, and on the Reporting Person’s cover page to this Statement, is based on a total of 2,605,656 shares of Common Stock, which represents the number of shares of Common Stock reported as outstanding on November 7, 2024 in the Quarterly Report on Form 10-Q filed by the Issuer on November 14, 2024, increased by the number of shares of Common Stock issued to the Reporting Person pursuant to the Initial Purchase Agreement. All of the share numbers reported below, and on the Reporting Person’s cover page to this Statement, are as of November 21, 2024 and give effect to the Initial Stock Purchase. The cover page to this Statement is incorporated by reference in its entirety into this Item 5.

(a) The Reporting Person is the beneficial owner of a total of 433,333 shares of Common Stock, representing approximately 16.6% of the outstanding shares of Common Stock.

CUSIP No. 30205M309	Page 5 of 7 Pages

(b) The Reporting Person has sole voting and dispositive power over all such shares described in Item 5(a) above.

(c) Except for the Initial Stock Purchase, the Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3 and 4 is incorporated herein by reference into this Item 6.

In connection with the Purchase Agreements, the Reporting Person entered into Registration Rights Agreements with the Issuer (the “Registration Rights Agreements”), pursuant to which the Issuer agreed to register for resale the shares of Common Stock sold to the Reporting Person pursuant to the Purchase Agreements, in each case no later than sixty days following the closing of the applicable Stock Purchase.

Each of the foregoing descriptions of the Initial Purchase Agreement, the Second Purchase Agreement and the Registration Rights Agreements, as applicable, does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, copies of which are incorporated by reference as exhibits to this Statement.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit

99.1	Common Stock Purchase Agreement, dated November 6, 2024, by and between Exicure, Inc. and HiTron Systems Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2024)

99.2	Form of Registration Rights Agreement by and between Exicure, Inc. and HiTron Systems Inc. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2024)

CUSIP No. 30205M309	Page 6 of 7 Pages

99.3	Common Stock Purchase Agreement, dated November 13, 2024, by and between Exicure, Inc. and HiTron Systems Inc. (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2024)

99.4	25th Bearer-type Non-guaranteed Private Placement Convertible Bonds Agreement, dated September 6, 2024 by and between HiTron Systems Inc. and Widwin Investment Fund No. 72.

* * *

CUSIP No. 30205M309	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 29, 2024

HiTron Systems Inc.

By:	/s/ Andy Yoo
Name: Andy Yoo
Title: Chief Executive Officer

Schedule A

Directors and Officers of HiTron Systems Inc.

Name	Position/Principal Occupation	Business Address	Citizenship
Andy Yoo	Director and Chief Executive Officer	99-13 Masan-Gil, Miyang-Myeon, Anseong-si, Gyeonggi-do, South Korea	Australia

Sangwook Song	Director	99-13 Masan-Gil, Miyang-Myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea

Ji Won Jung	Director	99-13 Masan-Gil, Miyang-Myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea

Jaesook Lee	Director	99-13 Masan-Gil, Miyang-Myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea